Exhibit 99.2

June 30, 2022

Rapid Micro Biosystems, Inc.
1001 Pawtucket Boulevard West, Suite 280
Lowell, Massachusetts 01854
Attn: Jonathan Paris, SVP, Secretary and General Counsel

Re: Non-Binding Proposal

To the Board of Directors:

Kennedy Lewis Investment Management LLC (“Kennedy Lewis”) is interested in discussing a potential acquisition of Rapid Micro Biosystems, Inc. (“RPID”).  Kennedy Lewis is an opportunistic credit manager founded in 2017 with approximately $10 billion under management across private funds and CLOs. Kennedy Lewis’ private funds primarily focus on middle-market companies facing disruption, whether it be cyclical, secular or regulatory related.  The firm also partners with high-growth companies that are causing disruption, providing structured capital solutions to fit their needs.  As of the date of this letter, funds affiliated with Kennedy Lewis own approximately 14.14% of the issued and outstanding Class A common stock of RPID (taking into account warrants to acquire Class A common stock that are held by such funds).
As you know, we have been a long-time supporter of the company, both as a lender (prior to RPID’s IPO) and currently as RPID’s second largest stockholder, and we believe that as a private company RPID would be in a stronger position to maximize its resources and realize strategic value that enhances its operations and supports its stakeholders.  Accordingly, we propose that one or more of our funds would acquire 100% of RPID for $5.00 per share in cash, representing a substantial premium of approximately 57% to the closing share price of $3.18 on June 29, 2022, the last trading day before the date of this letter.  We have the ability to fully finance this all-cash proposal, and the definitive transaction agreement will not include a financing condition.
The foregoing indicative terms are based solely on our review of publicly available information and are subject to completion of due diligence and execution of definitive documentation acceptable to Kennedy Lewis, and we reserve the right to withdraw this proposal or modify it in any manner.  Following the review of additional information pursuant to a mutually acceptable nondisclosure agreement, we expect that we would complete our work, including the negotiation of definitive documentation, expeditiously.  We have engaged an experienced team of advisors, including Akin Gump Strauss Hauer & Feld LLP as legal counsel, and are prepared to commence work with respect to this proposed transaction immediately.

We are excited about the future business prospects of RPID and are interested in working constructively with the RPID Board of Directors (the “Board”) with the goal of reaching agreement on a transaction that will provide all stakeholders with value, speed and certainty.  We hope that the Board will work with us to maximize value and opportunities for all RPID stockholders and other stakeholders, and we look forward to receiving a response to this non-binding proposal promptly.

Sincerely,

/s/ Darren L. Richman
                                                                                Darren L. Richman
Co-Founder, Co-Portfolio Manager, Co-Managing Partner

/s/ David K. Chene
David K. Chene
Co-Founder, Co-Portfolio Manager, Co-Managing Partner

Kennedy Lewis Investment Management LLC | 111 West 33rd Street, Suite 1910, New York, NY 10120